SI 21001740

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SEC Mail Processing Section
MAR 09 2021
Washington DC
413

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: North Inlet Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2115 Rexford Road, Suite 224
(No. and Street)

Charlotte	NC	28211
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Armstrong 704.900.1141

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry Bekaert

(Name – *if individual, state last, first, middle name*)

2626 Glenwood Avenue, Suite 200	Raleigh	NC	27608
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeff Armsrong, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of North Inlet Advisors, LLC, as of February 28, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MATTHEW NEWLAND
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20204041228
My Commission Expires November 24, 2024

Signature

CEO / Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTH INLET ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2020

And Report of Independent Registered Public Accounting Firm

Cherry Bekaert LLP
CPAs & Advisors

NORTH INLET ADVISORS, LLC

TABLE OF CONTENTS

Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Registered Public Accounting Firm

To the Members
North Inlet Advisors, LLC
Charlotte, North Carolina

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of North Inlet Advisors, LLC (the "Company") as of December 31, 2020 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with generally accepted accounting principles in the United States.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, evidence regarding the amounts, and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe our audit provide a reasonable basis for our opinion.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Cherry Bekaert LLP

Raleigh, North Carolina
February 23, 2021

NORTH INLET ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2020

Assets		
Cash	$	321,054
Accounts receivable		77,145
Investments in marketable securities		301,483
Other current assets		19,514
Total Current Assets		719,196
Fixed assets (net of accumulated depreciation of $10,054)		8,300
Other assets		10,656
Total Assets	$	738,152
Liabilities		
Note payable and accrued interest	$	174,897
Accrued liabilities		14,213
Total Current Liabilities		189,110
Total Liabilities		189,110
Members' Interest		
Members' interest		549,042
Total Members' Interest		549,042
Total Liabilities and Members' Interest	$	$738,152

The accompanying notes to the financial statements are an integral part of these statements.

Note 1—Nature of operations

North Inlet Advisors, LLC (the "Company"), a North Carolina limited liability corporation, was formed on May 11, 2010, under the laws of the state of North Carolina and is an investment banking firm providing corporate finance, private placement, and advisory services to middle market companies. The Company, as amended, has elected to be taxed as a small business corporation under provisions of Subchapter S of the code. This election does not affect the Company's classification as a North Carolina limited liability corporation.

The Company was founded in 2010 with $50,000 in initial capital contributions from a sole owner. Effective January 1, 2018, the Company amended its operating agreement to allow the admission of three additional members. Effective January 1, 2019, two of the new members bought out the third new member. The remaining two new members' combined percentage interest in the Company equals 10% with the original member retaining 90%.

The Company has elected to be registered as a broker-dealer and thus is subject to various rules and regulations promulgated by the Securities and Exchange Commission ("SEC") and the Public Company Accounting Oversight Board. Accordingly, the accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as applicable to brokers and dealers in securities.

Note 2—Summary of significant accounting policies

Use of Estimates in the Preparation of Financial Statements – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash – The Company places its cash on deposit with financial institutions in the United States of America. The Federal Deposit Insurance Corporation covers $250,000 for substantially all depository accounts. During the year, the Company from time to time may have amounts on deposit in excess of the insured limits.

Accounts Receivable – Trade accounts receivable are stated net of an allowance for doubtful accounts, if applicable. Credit is extended to clients after an evaluation of the customer's financial condition, and generally collateral is not required. Management's determination of the allowance for doubtful accounts is based on an evaluation of the accounts receivable, past experience, current economic conditions, and other risks inherent in the accounts receivable portfolio. Trade accounts receivable are written off when, in the opinion of management, such receivables are deemed to be uncollectible. While management uses the best information available to make such evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations.

Investments in Marketable Securities – The Company maintains a brokerage account with investments in certificates of deposit, mutual, and money market funds. All investments are carried at fair value with net unrealized gains or losses reported as a component of operating income.

Leases – The lease standard establishes a right-of-use ("ROU") model that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition on the income statement.

Note 2—Summary of significant accounting policies (continued)

The Company determines if an arrangement is a lease at inception. The Company's operating lease agreements are primarily for office space and are included within operating lease ROU assets and operating lease liabilities on the consolidated balance sheets. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The Company's variable lease payments consist of non-lease services related to the lease. Variable lease payments are excluded from the ROU assets and lease liabilities and are recognized in the period in which the obligation for those payments is incurred. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. ROU assets also include any lease payments made and exclude lease incentives. Rental expense for lease payments related to operating leases is recognized on a straight-line basis over the lease term.

Furniture and Equipment – Furniture and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets which range from 5 to 7 years. Maintenance and repairs are charged to expenses as incurred and renewals and betterments are capitalized. Gains and losses on disposals are credited or charged to operations. Long-lived assets are reviewed for impairment whenever changes in circumstances indicate the carrying value of an asset may not be recoverable.

The Company's long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used, such as bank premises and equipment, is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of, such as foreclosed properties, are reported at the lower of the carrying amount or fair value less costs to sell. The Company completed a review of its long-lived assets and determined that no impairment was required to be recorded during the years ended December 31, 2020.

Income Taxes – The Company has elected to be treated as a Subchapter S for income tax purposes. As such, substantially all income or loss of the Company is reported by the members on their individual income tax returns.

Fair Value Measurements – As defined under U.S. GAAP, fair value is the price that would be received to sell an asset or paid to transfer a liability between market participants in the principal market or the most advantageous market when no principal market exists. Market participants are assumed to be independent, knowledgeable, able, and willing to transact an exchange and not acting under duress. The Company's nonperformance or credit risk is considered in determining the fair value of liabilities. Considerable judgment may be required in interpreting market data used to develop estimates of fair value. Accordingly, estimates of fair value presented herein are not necessary indicative of the amounts that could be realized in a current or future market exchange.

Note 3—Capital requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, certain advances, payment of dividends, and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1. The Company stayed within limits during their withdrawals (net capital ratio of less than 10 to 1). At December 31, 2020, the Company had net capital of $417,232 which was $412,232 in excess of its required capital of $5,000. The Company's net capital ratio was 45.32%.

The Company claims exemption from SEC Rule 15c3-3 of the Securities and Exchange Commission under paragraph 240.17a-5(d)(1) and (4) of the rule.

Note 4—Fair value measurements

The Company's financial assets are summarized below with carrying values shown according to the fair value hierarchy.

	Fair Value	Quoted Prices (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Money market funds	$ 186,217	$ 186,217	$ -	$ -	$ 186,217
Fixed maturity mutual funds	115,266	115,266	-	-	115,236
	$ 301,483	$ 301,483	$ -	$ -	$ 301,483

The Company applies U.S. GAAP for fair value measurement of financial assets. U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy for measuring fair value consists of Levels 1 through 3, with Level 1 inputs given the highest priority. Level 1 represents unadjusted quoted prices for identical assets or liabilities exchanged in active markets. Level 2 inputs are other than quoted prices included with Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Investment gains or losses are included in operating income and are primarily interest.

Note 5—Indemnification agreements

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Note 6— Contingencies and uncertainties/COVID-19 pandemic

On January 30, 2020, the World Health Organization declared the coronavirus ("COVID-19") outbreak a "Public Health Emergency of International Concern" and on March 11, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of COVID-19 include restrictions on travel, quarantines, or "stay at home" restrictions in certain areas and forced closures for certain types of public places and businesses. As a result, the Company transitioned to remote work in March 2020.

Due to the COVID-19 pandemic, many of the Company's clients' ability to pay for services was impacted, resulting in reduced or suspended payment of retainers. Additionally, the M&A market was severely impacted, significantly reducing the probability of success fees. COVID-19 and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets globally.

While it is unknown how long these conditions will last and what the complete financial impact will be, the Company is closely monitoring the impact of the COVID-19 pandemic on all aspects of the business and are unable at this time to predict the continued impact that COVID-19 will have on their business, financial position, and operating results in future periods due to numerous uncertainties.

The Company received a loan under the Paycheck Protection Program ("PPP") for an amount of $173,737, which was established under the Coronavirus Aid, Relief, and Economic Security Act and administered by the Small Business Administration ("SBA"). The application for the PPP loan requires the Company to, in good faith, certify that the current economic uncertainty made the loan request necessary to support the ongoing operation of the Company. The receipt of the funds from the PPP loans and the forgiveness of the PPP loans is dependent on the Company having initially qualified for the PPP loans and qualifying for the forgiveness of such PPP loans based on funds being used for certain expenditures such as payroll costs and rent, as required by the terms of the PPP loans. There is no assurance that the Company's obligation under the PPP loans will be forgiven. If the PPP loans are not forgiven, the Company will need to repay the PPP loans over a two-year period. As a result, the Company has reported the loan as a note payable on the balance sheet as of December 31, 2020.

Note 7—Subsequent events

The Company has evaluated subsequent events through February 23, 2021 in connection with the preparation of these financial statements, which is the date the financial statements were available to be issued. Effective January 1, 2021, the Company amended its operating agreement to allow the admission of one additional member. This member's percentage interest in the Company will equal 2.5% with the original three members retaining 97.5%.